February 13, 2019

Robert Knoth
Chief Financial Officer
IEH Corp
140 58th Street, Suite 8E
Brooklyn, New York 11220

       Re: IEH Corp
           Form 10-K for the fiscal year ended March 30, 2018
           Filed July 12, 2018
           Form 10-K/A for the fiscal year ended March 30, 2018
           Filed July 13, 2018
           Form 10-Q for the quarter ended December 28, 2018
           Filed February 12, 2019
           File No. 000-05278

Dear Mr. Knoth:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 10-K/A for the fiscal year ended March 30, 2018

Report of Independent Registered Public Accounting Firm, page 39

1. We note the reference to the report of other auditors dated June 28, 2017 for the financial statements as of March 31, 2017. Please amend your filing to include the audit report for the March 31, 2017 financial statements. Refer to the requirements of Rule 2-02 and
      8-02 of Regulation S-X.
 Robert Knoth
IEH Corp
February 13, 2019
Page 2
Form 10-Q for the quarter ended December 28, 2018

Financial Statements, Notes to Financial Statements
Note 2. Summary of Significant Accounting Policies, Revenue Recognition, page
10

2. Please tell us where you have disclosed the adoption of ASC 606, Revenue from
         Contracts with Customers, which was effective for annual reporting periods (including interim reporting periods within those periods) beginning after December 15, 2017.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Kristin Lochhead, Staff Accountant, at (202) 551-3664 or Brian Cascio,
Accounting Branch Chief, at (202) 551-3676 with any questions.



FirstName LastNameRobert Knoth                               Sincerely,
Comapany NameIEH Corp
                                                             Division of
Corporation Finance
February 13, 2019 Page 2                                     Office of
Electronics and Machinery
FirstName LastName